

Entrex Carbon Market

Offered by Entrex Carbon Market, LLC

218,968 Common Dilutable Shares of the Company

Reg A, Tier 1 Offering

Pending SEC Qualification

PART II
SUMMARY OF THE OFFERING CIRCULAR
ITEM 1

Entrex Carbon Market, LLC
Growth Capital Offering

Offered by Entrex Carbon Market, LLC
150 E Palmetto Park Road, Suite 800
Boca Raton, FL 33432

Best Efforts Offering of up to 218,968 - Entrex Carbon Market Common Dilutable Securities
Minimum Purchase: 1 Share Unit ($91.33)

This prospectus relates to the offering and sale of up to two hundred and eighteen thousand nine hundred and sixty eight common dilutable shares of Entrex Carbon Market, LLC (“Company”), for an aggregate maximum gross dollar offering of nineteen million, nine-hundred and ninety-eight thousand three hundred and forty seven dollars ($19,998.347) (the “Offering”).

The Offering is being made pursuant to Tier 1 of Regulation A, promulgated under the Securities Act of 1933. Each Entrex Carbon Market compliance-grade carbon offset backed security will be offered at ninety one dollars and thirty four cents ($91.33) per unit. There is a minimum purchase amount of one hundred Entrex Carbon Market common security at $91.33 or a minimum purchase of $9,133.00 (nine thousand one hundred and thirty three United States dollars). Each unit represents one dilutable common share with the rights and warranties as defined herein.

Entrex Carbon Market shall utilize the raised funds to manage the on-going projects and build our management, sales and operations teams. The initial priority is to turn the approximate twenty executed carbon offset contracts into compliance grade carbon offset. Each project shall undergo a rigorous production process managed by a “Big 4” accounting firm from end to end and shall be “rated” for “greenness” by a rating agency prior to sale.

Owners of the Entrex Carbon Market common securities shall receive dividend payments accrued monthly and distributed on the 15th of the subsequent month of each quarter (or next business day) pursuant to the direction of the Board.

Investing in this offering involves a high degree of risk, and you should not invest unless you can afford to lose your entire investment; see “Risk Factors”. This offering circular relates to the offer and sale or other disposition of up to two hundred and eighteen thousand nine hundred and sixty eight common dilutable shares of Entrex Carbon Market, LLC.

This is our offering, and no public market currently exists for our Entrex Carbon Market common securities. The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the “SEC”) and the relevant State regulators, as necessary, and will terminate on the sooner of the sale of the maximum number of shares being offered or the decision by Company management to deem the offering closed. The shares offered hereby are offered on a “best efforts” basis, and there is no minimum offering.

While this offering is being qualified by the Securities and Exchange Commission, we have a current Regulation D "exempt" offering being sold by the principals of the Company representing the same terms and conditions of this Regulation A offering (as filed).

When and if this offering becomes qualified, we will cease the Regulation D offering and convert any Reg D securities sold into the common dilutable shares of Entrex Carbon Market, LLC securities offered herein and continue to solicit the qualified Regulation A offering.

Securities purchased by buyers of the Regulation D "exempt" offering will be converted into securities of the final Regulation A qualified offering if and when it occurs.

We have made no arrangements to place subscription proceeds or funds in an escrow, trust or similar account, which means that the proceeds or funds from the sale of the Regulation A and Regulation D securities will be immediately available to us to fund production operations.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

THE 2022 ENTREX CARBON MARKET COMPLIANCE-GRADE CARBON OFFSET BACKED SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE 2022 ENTREX CARBON MARKET COMPLIANCE-GRADE CARBON OFFSET BACKED SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	# of Securities	Price to Public (2)	Proceeds to Issuer (1)	Proceeds to others
Per Security	1	$91.33	$82.20	$9.13
Total Minimum	1000	$9,133.00	$8,220.00	$913.00
Total Maximum	218,968	$19,998,347.44	$17,998,512.70	$1,999,834.74

(1) *The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders' fees, selling and other costs incurred in the offering of the common stock.*

(2) *Entrex Carbon Market securities are offered at $91.33 per unit*

We are following the "Offering Circular" format of disclosure under Regulation A.

The date of this Regulation A offering circular is January 3, 2023.

FORWARD LOOKING STATEMENTS

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

PART II
ITEM 2
TABLE OF CONTENTS

PART II
ITEM 3a
SUMMARY OF THE OFFERING CIRCULAR

As used in this prospectus, references to the "Company," "company", "we," "our", "us", "Entrex Carbon Market" or the "Entrex Carbon Market, LLC" refer to Entrex Carbon Market, LLC. unless the context otherwise indicates.

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements prior to making an investment decision.

THE COMPANY

Organization:

The Entrex Carbon Market, LLC was incorporated under the laws of the State of Florida on June 19th, 2019. Our principal office is located at 150 East Palmetto Park Road, Suite 800, Boca Raton FL, 33432.

Management:

Our Chief Executive Officer & Chairman is Stephen H. Watkins. Our Vice Chairman is Rick Rochon. Our other Officers initially include Thomas Harblin who assists in the sales operations of the Company, Colin Turney who assists in marketing of the company and Thomas Hatfield who manages our technology platform.

Controlling Shareholders:

Stephen H. Watkins is the controlling member of the LLC.

Description of Parent Corporation Business:

Entrex Carbon Market was founded in 2019 with a mission to create the leading place to find, research, track, manage and trade carbon offsets.

The company's initial focus has been carbon offsets represent millions of various vintage offsets from around the world. Buyers found these offsets – but had significant due-diligence and underwriting costs associated with a trade which resulted in high friction, difficult, due-diligence driven, bi-lateral trades.

The company's bi-lateral transaction history exemplified how opaque price discovery was in the market and, most important, how significant carbon offset underwriting was prior to a trade (required by buyers due to historical rampant fraud in the industry). We found there was no disciplined, reliable supply of "compliance-grade offsets" for buyers to have comfort in the quality and ease of transaction execution.

These two fundamental market shortcomings (quality and efficiency) had us assemble a network of United Nations and World Bank carbon offset project owners into a structure that makes them "private issuers of carbon offset securities" under the SEC jurisdiction.

These private carbon offset backed securities still had buyer challenges due to the historical fraud challenges resulting in buyers still having to manage the underwriting of each issuer's unique offsets – there was no standardized, credible underwriting in the market.

The Entrex Carbon Market revised its vision to create the leading place to find, research, track, manage and trade of standardized "compliance-grade" carbon offsets with regulatory oversight.

The Entrex Carbon Market revised its strategy to create and market "compliance-grade" offsets which inherently provided comfort and confidence for buyers. In an effort to mitigate this underwriting cost for buyers Entrex and a "Big 4" accounting firm established a relationship whereby their Project Management Organization (PMO) oversees the ISO Auditors and Registry methodologies from project registration through minting and finally retirement of the security. We believe the collective efforts of United Nations Registries, ISO approved Auditors and the "Big 4" accounting firm managing authentication and provenance of each security would provide buyers the confidence and comfort in the underlying "compliance-grade" offsets which is not a regulatory term nor represents any compliance body approval of said offsets.

> *The Entrex Carbon Market established compliance-grade carbon offsets to create comfort, confidence and convenience for buyers of carbon offsets.*

Entrex Carbon Market, LLC

Understanding the need to establish scalable compliance grade carbon offsets the Entrex Carbon Market created Entrex NewLeaf, LLC to be a carbon offset project finance company to fund various carbon offset projects. Offsets produced from Entrex NewLeaf funded projects are sold, contractually in advance, to the Entrex Carbon Offset Company, LLC.

> *The Entrex Carbon Market company funds carbon offset projects which have known projected profitability, based on a "Big 4" fiscal analysis, with contracted sales of produced carbon offsets to the Entrex Carbon Offset Company.*

That company, Entrex Carbon Offset Company, LLC, offers equity interests, backed by the carbon offsets assets, which can be traded or retired for use across and through the global broker dealer network to satisfy the needs of their carbon neutral corporate clients.

> *The Entrex Carbon Offset Company securitizes compliance grade carbon offsets into standardized carbon offset backed security which are anticipated to be registered with the United States Securities and Exchange Commission and sold through regulated parties. Buyers can gain comfort and confidence that they are buying authenticated compliance-grade carbon offsets with known providence.*

Processes and procedures are in place to prevent any "Co-Mingling" of funds between Entrex Carbon Market, LLC, Entrex Carbon Offset Company, LLC and Entrex NewLeaf, LLC as investors and use of funds are different and distinct between entities.

The Carbon Offset lifecycle can be summated into four distinct events:

1. **Standardization** of the underlying carbon offset is overseen by BIG 4's Project Management Organization (PMO) who oversees the ISO Auditors tracking UN Registry methodologies from project registration through minting and finally retirement of the security. This process provides authentication and providence of each carbon offset – assuring a consistent standard.

2. **Securitization** occurs when Entrex and the "Big 4" assigns specific UN Registry carbon offset serial numbers to specific Entrex Carbon Market security serial numbers. BIG 4's Capital Market Team will manage "agreed upon procedures" to confirm the carbon offset backed components to the "Compliance-grade" specification which collectively establishes the basis for the compliance-grade carbon offset backed security.

3. **Public Market Trading** will occur when regulated traders can access the qualified 2022 Entrex Carbon Market via Bloomberg, Reuters and other trading desktops. Traders can then establish bid and offers – and electronically trade the 2022 Entrex Carbon Market security electronically providing frictionless trades.

4. **Retirement** occurs when an owner redeems their security through the regulated transfer agent. The transfer agent notifies Entrex and BIG 4's Project Management Organization who then oversees the retirement of the specific serial numbers at the United Nations Registry which then results in a retirement certificate being provided to the redeemed security last owner.

Below we represent a high-level summary of the how we anticipate creating, assembling, distributing and retiring our compliance grade carbon offsets.



Standardization
Securitization
Trading
Retirement
KPMG PMO Oversight
Carbon Offset Producing Project
ISO Auditors
UN Registry
Security Transfer Agent Serial Numbers
KPMG Capital Markets
UN Registry Offset Project Serial Numbers
Transfer Agent Asset Backed Security Serial Numbers
Bought for Trading
Bought for Retirement
Security/Offset Retirement
Security Redeemed for OFFSET USE & RETIREMENT
Security Serial Numbers Retired
Offset Project Serial Numbers Retired
Offset Retirement Certificate Issued to Security Redeemer
Offset Creation & Serialization
Security Confirmation
Offset Securitization
Offset/Security Retirement

The end to end offset development, securitization and retirement process is managed by Entrex's blockchain enabled IBM, award nominated, technology platform.

PART II
ITEM 3b
THE OFFERING

Securities Offered:

218,968 Entrex Carbon Market Dilutable Common Securities.

Each Entrex Carbon Market Dilutable Common Security will be offered at $91.33 per unit. Each Unit shall have the rights and warranties of the common stock as defined and receive quarterly dividend distributions as determined by the Board.

Termination of the Offering:

The offering will commence as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC") and the relevant state regulators, as necessary and will terminate on the sooner of the sale of the maximum number of Entrex Carbon Market dilutable common securities being sold or via the decision by Company management to deem the offering closed.

Offering Cost:

We estimate our total offering expenses shall be paid by the Entrex Carbon Market, LLC. Trade costs, by regulated broker dealers, shall be paid by the buyer either as part of the sell price or as an addition to the sell price.

PART II
ITEM 3c
RISK FACTORS

Investing in our securities involves risk. In evaluating the Company and an investment in the Entrex Carbon Market security careful consideration should be given to the following risk factors, in addition to the other information included in this Offering circular. Each of these risk factors could materially adversely affect the Company's business, operating results or financial condition, as well as adversely affect the value of an investment in our securities.

The following is a summary of the most significant factors that make this offering speculative or substantially risky. The company is still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

We are a development stage business and may be adversely affected managing the business and regulatory challenges of the market sector.

The Company has limited capitalization and a lack of working capital and as a result is dependent on raising funds to grow and expand its business. The Company lacks sufficient working capital in order to execute its business plan. The ability of the Company to move forward with its objective/s is therefore highly dependent upon the success of the various capital offerings which fund the carbon offset projects and the subsequent sale of the compliance grade offsets. Should we fail to obtain sufficient working capital through this offering we may be forced to abandon our business plan.

Because we have a limited history of operations, we may not be able to successfully implement our business plan:

We cannot assure you that our intended activities or plan of operation will be successful or result in revenue or profit to us and any failure to implement our business plan may have a material adverse effect on the business of the Company.

We are dependent on the sale of our securities to fund our operations and will remain so until we generate sufficient revenues to pay for our operating costs:

Our officers and directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our securities. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

We rely on partners and related entities to Register, Validate, Verify, Mint and Retire Carbon Offsets which would provide the underwriting collateral for the Entrex Carbon Offset Securities. If the services offered under respective agreements are not fully adhered and/or our license from Entrex is revoked our operations could be severely affected:

Accordingly, our operations are subject to the risks inherent in the establishment of a new business enterprise, including access to capital, licensed technologies, successful implementation of our business plan and limited revenue from operations.

Risks Relating to Our Business

We will be dependent upon key administrative personnel and potentially its subsidiary companies for our future success, particularly Stephen H. Watkins:

If we lose administrative personnel or this particular member of the management team, our ability to implement our business strategy could be significantly harmed.

There is currently no active trading market for our securities:

Our ability to grow will depend on our ability to sell the carbon offsets to Market after each project has Registered, Validated, Verified and Minted Carbon Offsets. Today the Entrex Carbon Market has discussions with over a hundred Carbon Offset Projects which are interested in moving forward. These are in various stages of discussions: approximately 20 have executed letters of intent as represented in the financial projections provided herein.

If no Carbon Offsets are generated from the projects we fund; we may lose money:

If for some reason we select projects which do not deliver the projected results we may lose money effecting our ability to operate.

If we are not able to sell the Carbon Offsets our projects generate; we may lose money:

We anticipate selling all potential offsets contractually before launching a project. If for some reason the contracted buyer defaults we may lose any or all of our production capital if no other buyer is found and could affect our ability to operate.

Our financial condition and results of operations will depend on our ability to manage our future growth effectively:

The Company has limited operating history. If the projects we select to fund do not produce offsets as we expect or if they are not sold; we may not be profitable and may have insufficient capital to operate: therefore, the future of the Company may be at risk.

Our management and administration may not have the experience necessary to succeed:

Accomplishing our projected results is largely a function of our management personnel's structuring of administrative duties, their ability to provide competent, attentive and efficient services to us, and our access to financing carbon offsets on acceptable terms. Our team has led several companies which have had various economic outcomes. Investors may not rely on prior outcomes for this company and cannot be assured that this company shall obtain a successful exit, acquisition or liquidity.

We will operate in a highly competitive market for investment opportunities:

We compete for investors and buyers across the ESG and voluntary carbon offset industry who have access to private carbon offsets which may be a better solution than which we envision. If the market choses other potential alternatives we may lose money which could affect our ability to operate.

Our operating results are subject to fluctuation as a result of the nature of our business, and if we fail to achieve our objectives the Company may not continue to operate.:

We could experience fluctuations in our quarterly and annual operating results due to a number of factors, some of which are beyond our control, including the number of investors and the number of companies that agree to offer Carbon Offset projects to us to produce. If Carbon Offset projects do not create product, we can sell we may lose money which could affect our ability to operate.

There are significant potential conflicts of interest which could impact our returns:

The management team (and any that may be retained in the future), of the Entrex Carbon Market, LLC may serve as officers, directors or principals of entities that operate in the same or related line of business/es or other companies managed by affiliates of EHCo, LLC, the Entrex Holding Company, Entrex NewLeaf, LLC or the Entrex Carbon Offset Company, LLC or others which may be formed in the future. Accordingly, if this occurs, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of our investors or the company.

Operational and/or Ownership conflicts of interest:

Our management team (and any that may be retained in the future), and the future members of Entrex Carbon Market, LLC may be owners or principals of entities that the EHCo, LLC may purchase. Accordingly, if this occurs, they may have obligations to investors in those entities which may not be in the best interest of the Company and Common Security holders,

Our Management may choose to, exclusively at their option, to sell or reclassify one or more class/es of securities which could convey rights and privileges to their owners:

The Entrex Carbon Market, LLC management has the right to sell or convert any of the Company's securities into various securities of any other company, if deemed appropriate, exclusively at the option of the management, into a private or publicly listed Company.

Our Management may change our objectives, operating policies and strategies without prior notice or any stockholder approval:

Our management has the authority to modify or waive certain of our operating policies and strategies without prior notice and without investor approval. However, absent investor approval, we may not change the nature of our business so as to cease to exist unless sold or purchased at the exclusive option of management. We cannot predict the effect any changes to our current operating policies or strategies would have on the business model, operating results and returns to investors. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

Changes in laws or regulations governing our operations may adversely affect our business:

We are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Any change in these laws or regulations could have a material adverse effect on our business.

Because the Entrex Carbon Market Securities are private, there will be uncertainty regarding our value:

We have arbitrarily established a price of our securities based on our perception of comparables in the industry and our anticipated operating methodology. This valuation may fluctuate significantly and could have no relevance to actual results of the Entrex Carbon Market security or the Entrex Carbon Market, LLC. The effects of stock price volatility could affect investors value in part or in whole.

Purchase of related companies:

At the discretion of management; we may elect to purchase related companies which have conflicts of interest for the Company or management using proceeds of this offering or establishing debt or other securities which may have a negative effect on this Entrex Carbon Market security and offering.

Sale of related companies:

At the discretion of management; we may elect to sell related companies which may conflict with the interests which may have a negative effect on this Entrex Carbon Market security and offering.

Entrex's Revenue Share and potential purchase and license of technologies from related parties:

The Entrex Carbon Market has an executed technology license with our parent company, EHCo, LLC which receives a revenue share from the company. At the discretion of management; we may elect to pre-purchase these technologies and license other technologies from related companies which may have conflicts of interest for the Company or management using proceeds of this offering or establishing debt or other securities. These actions may have a negative effect on to Entrex Carbon Market security and the holders of this offering.

Limited operational experience:

Entrex Carbon Market, LLC has had limited operations which may not, be sufficient for the business and plans outlined. If management fails to operate as planned the operational cash-flows could limit the value of the Entrex Carbon Market Security holders or significantly affect the operations of the enterprise. If sufficient funds are not available to manage the Company the value of the Entrex Securities could diminish in value.

PART II
ITEM 4
DILUTION

We are offering Securities called Entrex Carbon Market Dilutable Common Stock which will be used primarily to fund the creation of carbon offsets through licensed projects as described herein.

We are limited by regulation to issue 218,968 Entrex Carbon Market Securities pursuant to this offering and the associated price of the offering which can not exceed $20,000,000.

We anticipate additional carbon offset land/owners or issuers may choose to license their offset properties to Entrex. If our expectations are correct, we might not have enough capital, from this offering, to complete all projects Entrex Licenses. If additional capital is needed to meet the demands the company may choose to issue a secondary offering to offset this demand. As such each of the common shares as defined in this offering may experience additional dilution, at unknown market terms, to the terms defined herein.

Therefore, future offerings may dilute the Entrex Carbon Market common shares. It would be expected that any dilutive funding would be supported by additional Entrex Carbon Offset Licenses executed with various carbon offset projects producing similar investor distributions and value pursuant to our initial projections.

PART II
ITEM 5
PLAN OF DISTRIBUTION

We are offering a maximum of 218,968 Entrex Carbon Market Dilutable Common Stock on a no minimum, "best efforts" basis. The offering will terminate upon the earlier to occur of: (i) the sale of all the Entrex Carbon Market Common Stock qualified to sell, or (ii) the decision by Company management to deem the offering closed.

Our Entrex Carbon Market Dilutable Common Stock are not currently listed on any national exchange or qualified for trading on any electronic quotation system. No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Warrants/options:

As of the date of this prospectus, there are no outstanding warrants to purchase our securities.

State Securities Laws:

Under the securities laws of some states the Entrex Carbon Market Dilutable Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states Entrex Carbon Market Dilutable Common Stock may not be sold unless the securities have been qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

SUMMARY OF PROCEEDS DISTRIBUTION

We estimate that the net proceeds from the sale of the 218,968 Entrex Carbon Market Dilutable Common Stock pursuant to this Offering will be approximately $17,998,512 after deducting the estimated offering, selling and offering expenses of approximately $1,999,835.

Accordingly, we anticipate the gross and net proceeds, if we raise the maximum offering amount, to be indicative of the following:

Fully funding Offering:	100%	$19,998,347
Disclosed Broker Fees:	10%	$ 1,999,835
Net Offering distributed to Company:	90%	$17,998,512

Net funds being distributed to the Company shall be used in the following manner:

Offering funds shall be used to fund management, sales and operations which are anticipated to execute the following operations:

(1) Manage the existing (approximately 20 projects) (and future - approximately 200 additional projects with licenses provided) using the "Big 4" accounting firm as fiscal analysis and end to end project management.   Fees for such services are NOT part of Use of Funds pursuant to this offering.

(2) Supplement the existing Management, Operations, Marketing and Sales teams to effect both existing and future orders pursuant to the methodologies herein defined.

(3) Effect additional sales initiatives to gain new and carbon offsets which provide "additionality" for the offsets – while meeting the requirements of carbon offset project rating firms.

(4) Add institutional sales team to support the project financing (NewLeaf) and product sales (CarbonEase).

(5) Establish a full-time Chief Marketing Officer to interact across the communication needs inclusive of NewLeaf Project Financing, Entrex Carbon Market and CarbonEase Offerings.

The following page offers an example Project and associated Cash-flows and Profitability:

PART II
ITEM 7
PUBLIC COMPANY - BUY OUT TERMS

The Entrex Carbon Market has executed buy-out terms with a public company, documentation is available in the due-diligence room, or upon request.

The terms of the buy-out are structured whereby the purchase price shall be equal to 11.6 times a multiple of projected EBITDA of executed Licenses or executed Letters of Intent with a collective minimum of $25,000,000 in projected EBITDA.

The buyer shall have the first right of refusal upon the Entrex Carbon Market's receipt of any credible offer for the purchase of the company and the contracted buyer shall agree to either execute terms as agreed or pass on the transaction within 10 days of its presentation.

Executed Buy-Out Terms

11.6x EBITDA

Minimum $25,000,000

Minimum purchase price: $290,000,000

Projected 2022 Buy-Out Value based on Executed Buy-Out Terms

2022 EBITDA: $5,908,627

P/E Multiple: 11.6x

Current Buy-Out Value: $68,540,078

Projected Public Company Value on Average P/E Ratio: 25.68

Potential Public Company P/E multiple 2022 Valuation: $151,733.552

Potential Public Company Arbitrage available: $83,193,474

Projected 2023 Buy-Out Value based on two times 2022 WIP EBITDA

2022 EBITDA time 2: $11,817,254 – Arbitrarily determined

P/E Multiple: 11.6x

Current Arbitrary Value: $137,080,146 – POST capital Raise based on buy-out terms

Projected Public Company Value on Average P/E Ratio: 25.68

Potential Public Company "Environmental Services P/E multiple" (25.68x): $303,467,082

Potential Public Company Arbitrage available: $83,193,474

PART II
ITEM 8
2023 Q1 PUBCO MERGER - LETTER OF INTENT

Entrex has a Letter of Intent for a merger with a current OTC company which it anticipates executing in January 2023. The terms of the merger provide Entrex Carbon Market Shareholders 95% of the finalized outstanding shares of the entity. Operations shall commence in January within the PubCo, upon announcement of the merger, and are expected to be fully merged through the first quarter of 2023.

Below represents the value POST merger with the PubCo based on doubling of our 2022 EBITDA to $11 million. Potential EBITDA on existing contracts could be as high as $36,585,612 per ITEM 9; based on 2022 average offset pricing.

Entrex Carbon Market, LLC ***Projected*** PubCo Closing Capital Chart 01/03/2023	Value @ 11.6*EBITDA projected 2x 2022 EBITDA	Projected 3/31/2023	% of Total
Common Dilutive Shares			
Entrex Holding Company	$ 69,911,820	852,325	51.0%
Sale Mgr	$ 27,888,445	340,000	20.3%
Marketing Mgr	$ 8,202,484	100,000	6.0%
Technology Mgt	$ 4,101,242	50,000	3.0%
Public Company	$ 2,160,944	26,345	1.6%
This Offering	$ 17,960,815	218,968	13.1%
Potential PubCo Merger	$ 6,854,406	83,565	5.0%
Total Common:	$ 137,080,156	1,671,203	100.0%
Projected Price Per Share:	$ 82.02		

Post closing we anticipate an increase in our Price Earnings multiple which would grow from 11.6 times EBITDA in the executed Public Company purchase Agreement to as high as 25.68 times EBITDA. Below are potential valuations post merger if it occurs and if the market values us as indicated.

Entrex Carbon Market, LLC ***Projected*** PubCo Closing Capital Chart 01/03/2023	Value @ 25.68*EBITDA projected 2x 2022 EBITDA	Projected 3/31/2023	% of Total
Common Dilutive Shares			
Entrex Holding Company	$ 154,770,306	852,325	51.0%
Sale Mgr	$ 61,739,247	340,000	20.3%
Marketing Mgr	$ 18,158,602	100,000	6.0%
Technology Mgt	$ 9,079,301	50,000	3.0%
Public Company	$ 4,783,884	26,345	1.6%
This Offering	$ 39,761,528	218,968	13.1%
Potential PubCo Merger	$ 15,174,236	83,565	5.0%
Total Common:	$ 303,467,104	1,671,203	100.0%
Projected Price Per Share:	$ 181.59		

Past performance is not indicative of future results. Projections assume doubling 2022 EBITDA and extrapolates public historical "environmental service company" public price earnings multiples.

PART II
ITEM 9
CARBON OFFSET RIGHTS AGREEMENTS
PROJECTED OFFSETS, REVENUES, EBITDA

Below we illustrate existing and potential carbon offset projects at different stages of the sales cycle

Illustrated are the anticipated potential project carbon offsets being produced by the projects showing both executed and projects in the sales process:

Entrex Carbon Market, LLC Projected Projects & Projected Carbon Offsets			
	2023 WIP Projected Carbon Offset Production	**2023 Projected at $6.00 Per Offset**	**2023 Projected at $10.00 Per Offset**
Executed Contracts:	5,953,650		
	Projected Revenue on existing contracts:	$35,721,900	$59,536,500
	Projected EBITDA on existing contracts:	$12,771,012	$36,585,612
Existing Distributed Carbon Offset Proposals:	215,713,726	$1,294,282,356	$2,157,137,260

PART II
ITEM 10
CARBON OFFSET PROJECT CAPITALIZATION

Each executed carbon offset project is capitalized on the Entrex Carbon Market balance sheet based on a multiple of projected EBITDA at different carbon offset sales price.

Below represents the current projects in process and potential projects within the sales process.

^Project Title:	# Acres	# Offsets	# New Emp for EICM	@$6 Revenue	@$8 Revenue	@$10 Revenue	@$6 __Net_Profit__ Post-Financing	@$6 Contract_Value 5-yr_Net_Profit ___equals___ GP-COGs-LOP-Fin	@$8 Contract_Value 5-yr_Net_Profit ___equals___ GP-COGs-LOP-Fin	@$10 Contract_Value 5-yr_Net_Profit ___equals___ GP-COGs-LOP-Fin
HV Brock	1,000	30,000	2	$180,000	$240,000	$300,000	($165,346)	($826,732)	($526,732)	($226,732)
Hammett Development Partne	1,500	95,625	2	$573,750	$765,000	$956,250	$117,828	$589,138	$1,545,388	$2,501,638
Bayou Joson LLC	1,474	110,550	2	$663,300	$884,400	$1,105,500	$202,825	$1,014,125	$2,119,625	$3,225,125
Sligo Louisianna LLC	1,700	121,125	3	$726,750	$969,000	$1,211,250	$198,912	$994,559	$2,205,809	$3,417,059
Blands Bayou	2,000	150,000	3	$900,000	$1,200,000	$1,500,000	$288,716	$1,443,582	$2,943,582	$4,443,582
Reagan Island Farms	2,500	187,500	4	$1,125,000	$1,500,000	$1,875,000	$402,326	$2,011,631	$3,886,631	$5,761,631
Emmit Cobb	3,600	270,000	5	$1,620,000	$2,160,000	$2,700,000	$585,223	$2,926,115	$5,626,115	$8,326,115
Pamlico County	3,630	272,250	5	$1,633,500	$2,178,000	$2,722,500	$590,149	$2,950,743	$5,673,243	$8,395,743
Le Chevalier LLC	3,883	291,225	5	$1,747,350	$2,329,800	$2,912,250	$707,269	$3,536,345	$6,448,595	$9,360,845
Ward Lake	4,000	300,000	6	$1,800,000	$2,400,000	$3,000,000	$650,896	$3,254,482	$6,254,482	$9,254,482
Island 66	4,000	300,000	6	$1,800,000	$2,400,000	$3,000,000	$728,580	$3,642,900	$6,642,900	$9,642,900
Riverview Land Company	5,500	309,375	7	$1,856,250	$2,475,000	$3,093,750	$673,358	$3,366,791	$6,460,541	$9,554,291
Miller Point Timber Company	4,700	334,875	6	$2,009,250	$2,679,000	$3,348,750	$733,888	$3,669,439	$7,018,189	$10,366,939
Bayou Des Sots	4,500	337,500	6	$2,025,000	$2,700,000	$3,375,000	$732,988	$3,664,941	$7,039,941	$10,414,941
Clendenin	5,200	370,500	7	$2,223,000	$2,964,000	$3,705,000	$805,596	$4,027,978	$7,732,978	$11,437,978
Henderson Island	5,000	375,000	7	$2,250,000	$3,000,000	$3,750,000	$822,151	$4,110,756	$7,860,756	$11,610,756
Coahoma County Conservatio	7,500	478,125	10	$2,868,750	$3,825,000	$4,781,250	$1,042,418	$5,212,092	$9,993,342	$14,774,592
Leatherwood	6,600	495,000	9	$2,970,000	$3,960,000	$4,950,000	$1,202,157	$6,010,785	$10,960,785	$15,910,785
Grand Lake Rod & Gun Club I	7,000	525,000	9	$3,150,000	$4,200,000	$5,250,000	$1,143,447	$5,717,235	$10,967,235	$16,217,235
Catfish Point Land & Timber	8,000	600,000	11	$3,600,000	$4,800,000	$6,000,000	$1,307,630	$6,538,152	$12,538,152	$18,538,152
	83,287	5,953,650	115	$35,721,900	$47,629,200	$59,536,500	$12,771,012	$63,855,059	$123,391,559	$182,928,059

Entrex uses the lowest capitalization at $6.00 per offset sale price and projected five year EBITDA for management financials. 2022 pricing averaged $9.90 per offset and ranged from $9.00 to $11.00.

PART II
ITEM 11
DESCRIPTION OF BUSINESS

Description of Business:

Entrex was founded in 2001 to create a capital market system for entrepreneurial companies ("Entrex" is short for "entrepreneurial exchange").

Since that time, Founder & CEO Stephen H. Watkins has assembled both a team and a family of companies with leading-edge technology, using the IBM technology stack, to serve the needs of all market participants: companies, investors and intermediaries. As a final step in this evolution the Entrex Holding Company ("EHCo") was established to help drive synergies among these underlying companies, and to create a comprehensive market system, similar to the infrastructures of NASDAQ or NYSE, yet to help smaller companies access capital while providing control, compliance, and transparency to all market participants.

The Entrex Holding Company licenses its technology to various businesses including the Entrex Carbon Market LLC. (www.EntrexCarbonMarket.com), the production financing entity: Entrex NewLeaf, LLC company, and the Entrex Carbon Offset Company, LLC, the carbon offset product sales company, and typically on a percent of revenue basis up to a maximum amount.

The Entrex Holding Company receives 20% of Entrex Carbon Market received and deposited GAAP revenues, paid on a quarterly basis up to $31,000,000. In turn the Entrex Carbon Market provides services and licenses entities to create offsets for entities which have land owners or project developers of carbon offsets.

Description of Operations:

Entrex Carbon Market, LLC is a licensor to carbon offset project owners of carbon offset development, funding and sales of their produced carbon offsets.

Entrex Carbon Market then utilizes its employees and partners to Register, Validate, Verify, Mint, Trade and Retire an issuer's carbon. After an Issuer's Carbon Offsets have been "minted" each offset would be sold to a buyer, or securitized into a CarbonEase security, which returns principal and profit to the funding source, which has funded the production costs, and distributes an agreed percent of revenues to the carbon offset project owner. The balance of funds becomes Entrex Carbon Market entity operating capital and profit.

Within the Entrex NewLeaf project financing Entrex receives a projected monthly distribution as part of the Work in Process financing costs which is repaid upon the sale of the produced offsets.

Historical Operations:

Entrex Carbon Market, LLC has operated on a Work in Process basis accruing revenue and costs on executed contracts.

We rely on the Entrex Holding Company's technology platform, licensed to the Entrex Carbon Market in 2019, to operate and manage the assignment and collateralization of an Issuer's Carbon Offset Projects and Carbon Offsets for and on behalf of Entrex Carbon Market, LLC.

Information of the Licensed Technology platform is available in the IBM Case Study on www.EntrexCarbonMarket.com.

Current Operations:

Entrex Carbon Market, LLC is managed by Stephen H. Watkins the CEO of the Entrex Holding Company (EHCo, LLC), Entrex Carbon Market, LLC and the Entrex Carbon Offset Company, LLC.

Company Operations are managed cohesively through the Entrex Holding Company licensed technology and can be simplified as:

Licenses Carbon Projects:	Entrex Carbon Market, LLC
Funds Carbon Projects:	Entrex NewLeaf, LLC
Sells Carbon Projects' Offsets:	Entrex Carbon Offset Company, LLC

Each company is integral to the carbon offset lifecycle. Collectively the companies manage activities related to the Registration, Validation, Verification, Minting, Securitization and Retirement of Carbon Offsets.

Management has made, what it believes, are appropriate controls to avoid any co-mingling of funds from the various entities described. Any funding between entities would be as defined in the offering documents and/or as decided by management for the benefit of shareholders.

Growth Strategy:

The Company's growth is anticipated through further licensing sales via its independent sales and marketing initiatives to potential Carbon Offset producers.

Historically our technology platform has managed 3200 brokers who produced up to 18 inquiries a day. A subset of these projects then create "Entrex Carbon Offset Proposals" as shown within. These proposals include a Letter of Intent (LOI) which authorizes Entrex to initiate the production process on behalf of the Entrex Carbon Offset Project or Producer.

Once the LOI is executed each Carbon Offset Project then has an ISO auditor provide a "confidence letter" which offers third party verification of the projected carbon offset production for the project.

Once the ISO auditors "confidence letter" verifies that the carbon offset production for the project has projected profitability to process, as determined exclusively by the Entrex Carbon Market management, Entrex hires a "Big 4" accounting firm to provide fiscal analysis inclusive of profit and loss and cash-flow to Entrex management.

If, as determined exclusively by the Entrex Carbon Market management, the project "Big 4" fiscal analysis is determined appropriate to proceed Entrex hires the "Big 4" accounting firm to manage each project from beginning to end.

Once each project's carbon offsets are serialized by the UN/World Bank registry Entrex hires the "Big 4" to oversee the serialization to securitization process allowing Entrex to sell the carbon offsets via its CarbonEase securities.

Each CarbonEase security, or potentially the underlying carbon offset projects, as needed, are anticipated to be rated for "greenness" by an external rating agency offering buyers comfort in the quality and convenience of the securitized offsets as defined in the CarbonEase security offering.

CarbonEase securities are expected to be traded between regulated brokers and their clients for potential market gain or "redeemed" pursuant to regulated market entities (Custodian, Transfer Agent and Registrar) agreed process and methodologies.

Upon "Redemption" of the security the "Big 4" shall manage the retirement of the security with the UN/World Bank Registrar and associated regulated registry and upon conclusion provide to the redeemed security holder an "Entrex Retirement Certificate" indicating their retirement of associated offsets to manage the redeemer's carbon neutrality mission.

If more compliance-grade carbon offsets projects, which exceed Entrex Carbon Market's capital capabilities, are available we may choose to have additional offerings, similar to this, or elect a different structure which offers efficiency to market offering the same or additional benefits.

The timing and commencement of our growth plans may be influenced by the success of this prospectus' offering. And we may not raise sufficient proceeds through this offering in order to fully execute our business plans.

PART II
ITEM 12
DESCRIPTION OF PROPERTY

The Entrex offices are located on the 8th Floor at 150 East Palmetto Park Road, Boca Raton, Florida.

Entrex Carbon Market, LLC utilizes licensed technologies to originate, produce, assemble, distribute, place and service Carbon Offsets on behalf of clients. These technologies are located in IBM Licensed Servers located in nationwide web-based server facilities which manage backup and operations of said servers and technology.

Today limited personnel operate at this location and often are working within related entities of the holding company EHCO, LLC which operates at the Entrex Holding Company, LLC. We anticipate, pursuant to the completion of this offering to supplement our team.

PART II
ITEM 13
MANAGEMENT DISCUSSION AND ANALSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Entrex Carbon Market operates on a cash-flow breakeven funded from principals of the company. We anticipate hiring employees and/or independent contractors pursuant to our operating needs post offering.

Entrex Carbon Market funds carbon offset projects which have executed the Entrex Carbon Market's Carbon Offset Rights Agreement ("CORA"). This agreement is analogous to an oil and gas mineral rights agreement. Entrex's CORA is a patent pending contract which assigns the sale of the project's BIG 4 output (minted carbon offsets) to the Entrex Carbon Offset Company which in turn assembles carbon offset backed securitize and sells them to investors or buyers.

The Entrex Carbon Market has over 100 Carbon Offset Producing Real Estate Projects (COPRe Projects) representing over 2,000,000 acres of forestry lands which potentially produce nearly 200,000,000 offsets. If all of these come to market, we could have over $2,000,000,000 in COPRe Entrex Carbon Market product available to market.

Entrex has also developed their Oil and Gas "Cap and Trade" program. These projects cap leaking oil and gas wells which in-turn create carbon offsets. Entrex has helped develop legislation with the State of Louisiana which, if executed, provides legal rights to the offsets to the service provider. There are an estimated 2.1 million oil and gas wells in the United States which are estimated to produce about $250,000 carbon offsets: a multi-billion dollar "additionality" opportunity.

The Entrex Carbon Market sells and licenses carbon offset projects which are qualified by ISO auditors prior to fiscal review by a "Big 4". Only upon Entrex Carbon Market's management review of profitability and cash-flow will we fund and launch a licensed project under the oversight of "Big 4" project management organization. Funds shall only be distributed pursuant to the provided cash-flow and profitability designated for each project.

We do not anticipate this to be a labor-intensive business therefore few full-time, if any, employees are expected to be needed on behalf of the Entrex Carbon Market processes – all services are done by external parties and sales through regulated agents.

The Entrex Carbon Market management shall be accountable for all processes on behalf of the Entrex Carbon Market security holders. This creates an efficient end to end process and single point of contact for Entrex Carbon Market security holders.

Plan of Operations:

We believe the Entrex Carbon Market licensed technology platform has matured to an operational basis over the 15 years of development of the IP. In 2017 Entrex proved through our technology we can originate, structure, place, trade and service private Securities which have been pushed

out to the blockchain. *We do not anticipate use of the Blockchain features in the Entrex Carbon Market.*

Under a broker dealer, subsequently closed, FINRA regulators have reviewed the technology and operational processes culminating at the private trades and debt payment distributions on behalf of security holders. FINRA examiners addressed issues in the processing which have been addressed any functional or compliance issues. *We do not envision the need to be regulated broker dealer in our current distribution methodologies nor will our technology platform manage any regulatory aspects of the trade.*

Management, exclusively at their option, may elect to purchase, partner or become a broker dealer in the future as deemed appropriate for operations and or shareholder benefit.

Material Changes:

Excluding normal operational growth and associated changes in operations and/or technology no material changes are expected in the operations in 2022-2023.

Various micro and macro-economic national or global events could have significant effect on the holdings of the Company as these events could or would have operational effect on the held securities of underlying companies.

Liquidity:

The Entrex Carbon Market Securities are expected to have limited liquidity unless listed on an over-the-counter or public market. Management actively plans listing the Securities once qualified by the United States Securities and Exchange pursuant to this offering.

PART II
ITEM 14
DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

Our executive officers and directors as of the date of this offering are as follows:

Name	Position
Stephen H. Watkins	Managing Member
Richard Rochon	Board
Thomas Hatfield	Partner
Tom Harblin	Partner
Colin Turney	Partner

Stephen H. Watkins: is Managing Member and is the founding Chairman and CEO of various majority owned entities of the Entrex Holding Company (EHCo, LLC). Stephen is an experienced entrepreneur founding a series of successful information and business services companies; two of which grew to billion dollar market cap companies. Stephen authored the book *Capital Can't Fund What It Can't Find*. In the past he wrote a syndicated bi-monthly finance column—read by over eight million national readers at its peak.

Richard C. Rochon: is Vice Chairman of the Board of the Entrex Holding Company (EHCo, LLC). Mr. Rochon has extensive experience as an investor, shareholder, director and officer of various public and private companies throughout his career and has been involved in numerous acquisitions, divestitures, spin-offs, initial public offerings, secondary offerings and other corporate financings and transactions. Prior to joining Entrex Mr. Rochon formed RPCP.

Thomas Hatfield: Manages the IBM Technology Platforms across EMI and the associated Entrex Capital Market System companies. Mr. Hatfield brings over 30 years of expertise creating and solving complex online information systems. His technical experience includes the US Army and with General Electric where was a Engineer for final testing and ground-station operations for military space-satellite communications. His expertise is over 20 years creating custom systems, for organizations including NEC Electronics, Flextronics and PeopleSoft.

PART II
ITEM 15
COMPENSATION OF DIRECTORS AND OFFICERS

Name	Total Compensation*
Stephen H. Watkins	$120,000
Thomas Hatfield	$120,000
Tom Harblin	$120,000
Colin Turney	$120,000

*Compensation for operators and directors of the Company may be provided through agreements with affiliated entities. Directors and Officers may have additional performance based quotas and compensation provided exclusively at the direction of the Managing Members.

Officers and Directors:

At our sole discretion we may add additional Officers and Directors and compensate them through annual retainer fees along with reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each meeting and/or expenses for the benefit of the company, decided exclusively by the CEO and/or Board of Directors. Each independent Officer and Director will receive $500 in connection with each meeting that they attend, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a board meeting. Compensation shall be accrued by the company and paid as available.

Compensation for expenses, Officers and Directors will be managed through the sole decisions and directions of the Managing Member.

Indemnification Agreements:

We shall enter into indemnification agreements with our Directors and Officers. The indemnification agreements are intended to provide our Directors the maximum indemnification permitted under law and/or requested by the respective Officer and/or Director. Each indemnification agreement provides that Entrex shall indemnify the Director or Office who is a party to the agreement (an "Indemnitee"), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be made a party to or a witness in any threatened, pending, or completed proceeding.

Significant Employees:

As of the date of this prospectus, Stephen H. Watkins is the Managing Member of the Entrex Holding Company and is a key party to the various Entrex companies. Other staff members and/or entities may be involved in Entrex Carbon Market, Entrex NewLeaf and Entrex Carbon Offset Company (and/or other companies which may be created on behalf of the Entrex Carbon Market) to manage the creation, assignment and retirement of the carbon offset projects and methodologies discussed in this offering.

At the sole discretion of management various employment agreements and/or contracts may be made with key personnel which regulate the manner of compensation and the potential option purchases as provided in the employment agreements.

Family Relationships:

There are no family relationships among our directors or officers

Involvement in Certain Legal Proceedings:

None of our control persons are known to have been involved in any of the following events during the past five years:

1. Bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities. Watkins, Managing Member, has a past AWC issued by FINRA and is believed to be compliant – an SEC conformation was requested in 2020 – further summary and analysis is available in the due-diligence room or upon request;

4. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment or decision has not been reversed, suspended, or vacated.

The company has pending litigation which it feels is frivolous and will be settled.

Changes in Control:

We are unaware of any contract, or other arrangement or provision of our Articles or by-laws, the operation of which may at a subsequent date result in a change of control of our company.

PART II
ITEM 16
SECURITY OWNERSHIP OF SECURITYHOLDERS

Entrex Carbon Market, LLC Projected POST closing Capital Chart 01/03/2023	Value @ 11.6*EBITDA projected 2x 2022 EBITDA	1/1/2023	% of Total
Preferred Non Dilutive			
Entrex Holding Company (EHCo LLC)	$ 69,913,115	765,500	51.006%
Total Preferred:	$ 69,913,115	765,500	51.006%
Common Dilutive Shares			
Sale Mgr	$ 31,052,200	340,000	22.654%
Marketing Mgr	$ 9,133,000	100,000	6.663%
Technology Mgt	$ 4,566,500	50,000	3.332%
Public Company	$ 2,406,089	26,345	1.755%
This Offering	$ 19,998,347	218,968	14.590%
Total Common:	$ 67,156,136	735,313	48.994%
Total Shares:	$ 137,069,251	1,500,813	100.000%

Above shows the shareholder distribution based on the maximum sale of this offering.

PART II
ITEM 17
SECURITIES BEING OFFERED

We are offering a maximum of 218,968 Entrex Carbon Market Dilutable Common Stock Securities which will be sold to fund operations as described herein.

The Entrex Carbon Market Dilutable Common Stock Securities shall have rights and warranties associated as described below:

Entrex Carbon Market Common Securities have one voting right per share;

2022 Entrex Carbon Market Common Securities have no liquidation rights;

2022 Entrex Carbon Market Common Securities have no pre-emptive rights;

2022 Entrex Carbon Market Common Securities have no conversion rights;

2022 Entrex Carbon Market Common Securities have no redemption provisions;

2022 Entrex Carbon Market Common Securities have no rights inferred to the selection of the Managing Member;

2022 Entrex Carbon Market Common Securities have no rights inferred to the decisions of the Managing Member;

2022 Entrex Carbon Market Common Securities have no voting rights or selection of any Officers;

2022 Entrex Carbon Market Common Securities have no decision on the leverage the Company decides to obtain;

2022 Entrex Carbon Market Common Securities have no decision on and sale/merger or acquisition;

2022 Entrex Carbon Market Common Securities have no liabilities for further calls or future offerings;

2022 Entrex Carbon Market Common Securities have no liabilities associated with the Company.

PART F/S
12/31/2022 FINANCIAL STATEMENTS AND PROJECTED POST OFFERING CLOSING BALANCE SHEET

Entrex Carbon Market, LLC
2022 WIP Income Statement

	12/31/2022 WIP INCOME STATEMENT
WIP Project Revenues	$ 17,278,911
WIP Cost of Goods	$ 10,919,765
Gross Profit	$ 6,359,146
Bank Fees	$ 395
Marketing	$ 6,760
Professional Fees	
Misc	$ 3,685
Mgt	$ 74,750
Mrkt	$ 55,000
Sales	$ 74,750
Tech	$ 55,000
Professional Expenses	$ 165,509
Technology	$ 1,781
Telephone/Internet	$ 234
Travel	$ 12,654
Total Expenses	$ 450,519
Net Income	$ 5,908,627

Entrex Carbon Market, LLC
2022 WIP Balance Sheet

	12/31/2022 WIP BALANCE SHEET	Proceeds based on Maximum Closing Funds	Combined 12/31/2022 and Max Closing Funds
Assets			
Cash	$ 563	$ 17,998,513	$ 17,999,076
WIP-A/R	$ 17,278,911		$ 17,278,911
Project Value	$ 63,855,059		$ 63,855,059
Offering Costs		$ 1,999,835	$ 1,999,835
Total Assets	**$ 81,134,533**	**$ 19,998,347**	**$ 101,132,881**
Liabilities			
A/P	$ 200,000	0	$ 200,000
WIP A/P	$ 10,919,765	0	$ 10,919,765
Total Liabilities	**$ 11,119,765**	**$ -**	**$ 11,119,765**
Equity			
Harblin	$ 14,867		$ 14,867
UNSS	$ 250,000		$ 250,000
Watkins (et al)	$ 875,285		$ 875,285
Reg 1A offering (MAX)		$ 19,998,347	$ 19,998,347
Retained Earnings	$ 62,965,989		$ 62,965,989
Net Income	$ 5,908,627		$ 5,908,627
Total Equity	$ 70,014,768	$ 19,998,347	$ 90,013,115
Total Liabilities and Equity:	**$ 81,134,533**	**$ 19,998,347**	**$ 101,132,880**

Note 1. Organization, History and Business

Entrex Carbon Market, LLC ("the Company") was authorized as a Limited Liability Corporation in Florida on June 2019 and initiated operations. The Company was established for the purpose of a marketplace to find, research, track, manage and trade carbon offset securities of private issuers. The Company's fiscal year end is December 31.

Note 2. Related Party Transactions

Entrex Holding Company owns 51% of the Entrex Carbon Market, LLC, on a non-dilutive basis until their technology license fees are paid in full. The company licenses carbon offset projects which are then funded by the Entrex NewLeaf, LLC (project financing). Each licensed carbon offset project is then overseen by a "Big 4" accounting firm from end to end and manages the UN/World bank registration process along with the ISO auditors and verifiers utilized in each project. The "Big 4" then manages the UN/World Bank serialization and securitization of the produced carbon offsets which are subsequently sold to investors or users through the Entrex

Carbon Offset Company, LLC securities branded "CarbonEase".   Management of the various related parties may have conflicts of interest between entities.

Note 3.   Income Taxes

The Company adopted the provisions of ASC 740-10-50, formerly FIN 48, and "Accounting for Uncertainty in Income Taxes". The Company had no material unrecognized income tax assets or liabilities as of November 1st, 2022.

The Company's policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. We anticipate from inception through qualified offering there should be no income tax, or related interest and penalty items in the income statement, or liabilities on the balance sheet. The Company anticipates filing income tax returns in the U.S. federal jurisdiction and the State of Florida. We are not currently involved in any income tax examinations.

Note 4.   Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has limited operating history and has not generated any cash from revenue. All expenses are paid through investments made through Regulation D offerings.   These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirements will depend on many factors including the success of the Company's development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future.   The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

PART III
INDEX TO EXHIBITS

Exhibit A. State Filing Documents
Exhibit B. Federal EIN

PART III
EXHIBIT A.
STATE CURRENT STATUS DOCUMENTS

2022 FLORIDA LIMITED LIABILITY COMPANY ANNUAL REPORT

DOCUMENT# L19000158236

Entity Name: ENTREX CARBON MARKET LLC

Current Principal Place of Business:

150 E PALMETTO PARK ROAD
BOCA RATON, FL 33432

Current Mailing Address:

2436 NORTH FEDERAL HIGHWAY - UNIT 276
UNIT 276
LIGHTHOUSE PT, FL 33064 US

FEI Number: 84-2099590

Name and Address of Current Registered Agent:

WATKINS, STEPHEN
2436 NORTH FEDERAL HIGHWAY
UNIT 276
LIGHTHOUSE PT, FL 33064 US

The above named entity submits this statement for the purpose of changing its registered office or registered agent, or both, in the State of Florida.

SIGNATURE: _____

Electronic Signature of Registered Agent   Date

FILED
Apr 08, 2022
Secretary of State
9877349494CC

Certificate of Status Desired: No

Authorized Person(s) Detail :

Title	MGR
Name	WATKINS, STEPHEN
Address	2436 NORTH FEDERAL HIGHWAY UNIT 276
City-State-Zip:	LIGHTHOUSE PT FL 33064

I hereby certify that the information indicated on this report or supplemental report is true and accurate and that my electronic signature shall have the same legal effect as if made under oath; that I am a managing member or manager of the limited liability company or the receiver or trustee empowered to execute this report as required by Chapter 605, Florida Statutes; and that my name appears above, or on an attachment with all other like empowered.

SIGNATURE: STEPHEN WATKINS   MGR   04/08/2022

Electronic Signature of Signing Authorized Person(s) Detail   Date

PART III
EXHIBIT B.
FEDERAL EIN



x

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

004040.158411.12362.3790 1 MB 0.428 530





ENTREX CARBON MARKET LLC
% STEPHEN H WATKINS MBR
2336 VINTAGE DR
LIGHTHOUSE PT FL 33064

004040

Date of this notice: 06-19-2019

Employer Identification Number:
84-2099590

Form: SS-4

Number of this notice: CP 575 D

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 84-2099590. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear-off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1065 03/15/2020

If you have questions about the form(s) or the due dates(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, Accounting Periods and Methods.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, Entity Classification Election. See Form 8832 and its instructions for additional information.

PART III
ITEM 2
SIGNATURE PAGE

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton and County of Palm Beach, in the State of Florida, January 3rd, 2023.

ENTREX CARBON MARKET, LLC

By: */s/ Stephen H. Watkins*
Name: Stephen H. Watkins
Title: Managing Member
        (and Principal Executive
        Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Stephen H. Watkins Stephen H. Watkins	Managing Member (and Principal Executive Officer)	January 3rd, 2022